UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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07007492

ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8- 51485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legacy Trading Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6817 N. Broadway (No. and Street)

Oklahoma City (City) OK (State) 73034 (Zip Code)

PROCESSED
MAY 2 3 2007
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Casey J. Russell (405) 607-8743 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Casey J. Russell CPA, Inc. (Attn: Casey J. Russell) (Name — *if individual, state last, first, middle name*)

3000 United Founders Blvd Suite 229 (Address) OKC (City) OK (State) 73112 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
MAY - 9 2007
WASH. D.C.
160 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legacy Trading Co., LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGACY TRADING CO., LLC

AUDITOR'S REPORT AND
FINANCIAL STATEMENTS
For the Year Ending December 31, 2006

TABLE OF CONTENTS

CASEY J. RUSSELL CPA, INC.

3000 United Founders Blvd., Ste. 229
Oklahoma City, OK 73112
Telephone (405) 607-8743
Fax (405) 607-8744
E-Mail CaseyCPA@Hotmail.com

Member AICPA & OSCPA

INDEPENDENT AUDITOR'S REPORT

Legacy Trading Co., LLC
Oklahoma City, Oklahoma

We have audited the accompanying statement of financial condition of Legacy Trading Co., LLC as of December 31, 2006 and the related statements of income and members' capital, cash flows and supporting schedules for the year then ended. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legacy Trading Co., LLC as of December 31, 2006 and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information contained on pages 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



April 9, 2007

Legacy Trading Co., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
Balance Sheet
December 31, 2006

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents	$	3,473.92
Securities owned at Market		9,693.00
Accounts Receivable - Clearing Firm		32,710.77
Prepaid Expenses		724.90
Total Current Assets		46,602.59
Property and Equipment		
Automobiles		21,159.00
Office Furniture and Equipment		21,651.82
Less: Accumulated Depreciation		(24,486.10)
Total Property and Equipment		18,324.72
Cash in Clearing Accounts		196,203.17
TOTAL ASSETS	$	261,130.48

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES		
Accounts Payable	$	5,451.44
Due to Broker/Dealer		20,198.01
Current Portion of Long Term Debt		3,948.33
Total Current Liabilities		29,597.78
NONCURRENT LIABILITIES		
Notes Payable		11,697.13
Total Noncurrent Liabilities		11,697.13
TOTAL LIABILITIES		41,294.91
MEMBERS' CAPITAL		
Members' Capital		219,835.57
Total Members' Capital		219,835.57
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	261,130.48

The accompanying notes are an integral part of the financial statements.

Legacy Trading Co., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
Statement of Income
For Year Ending December 31, 2006

Revenues		
Inventory Trading Profit	$	461,786.12
Interest Income		16,254.90
Miscellaneous Income		4,912.24
Total Revenues		482,953.26
Cost of Sales		
SAL Clearing Charges		107,140.41
Total Cost of Funds		107,140.41
Operating Expenses		
Trade Fees		7,500.00
Telephone		1,861.42
Auto Lease		8,678.40
Bank Service Charges		832.70
Communications-Quotes		24,624.48
Depreciation		9,676.43
Dues & Subscriptions		13,992.16
Insurance-Bond		885.00
Registration Expenses		15,010.76
Licenses & Permits		665.12
Maintenance & Repairs		252.42
Management Fees		359,100.00
Legal & Accounting		23,763.69
Meals & Entertainment		802.50
Miscellaneous Expense		1,200.00
Interest Expense		7,044.37
Office Supplies		552.25
Rent Expense		1,600.00
Total Operating Expenses		478,041.70
Net Income (Loss)	$	(102,228.85)

The accompanying notes are an integral part of the financial statements.

Legacy Trading Co., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
Statement of Members' Capital
For Year Ending December 31, 2006

Balance at Beginning of Year	$	322,064.42
Contributions		0.00
Net Loss for the year		(102,228.85)
Balance at End of Year	$	219,835.57

The accompanying notes are an integral part of the financial statements.

Legacy Trading Co., LLC
(a wholly owned subsidiary of Legacy Trading Co., Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$(102,228.85)
Depreciation and Amortization	9,676.43
(Increase) Decrease in Securities Owned	355,821.80
(Increase) Decrease in Accounts Receivable	(30,370.62)
(Increase) Decrease in Cash in Clearing Accounts	260,348.04
(Increase) Decrease in Prepaid Expense	(724.90)
Increase (Decrease) in Accounts Payable	(4,211.46)
Increase (Decrease) in Due to Broker/Dealer	(488,095.59)
Net Cash Provided By (Used in) Operating Activities	214.85
CASH FLOWS FROM INVESTING ACTIVITIES	
Principal Payments on Loans	(59,152.17)
Adjustment to Fixed Assets	49,108.33
Net Cash Provided By (Used In) Investing Activities	(10,043.84)
Net Increase (Decrease) in Cash and Cash Equivalents	(9,828.99)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	13,302.91
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 3,473.92

Supplemental Information:

Interest Paid During the Year	$ 7,044.37

The accompanying notes are an integral part of the financial statements.

LEGACY TRADING CO., LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ending December 31, 2006

NOTE 1 – ORGANIZATION AND HISTORY

The Company was organized on February 17, 1999 as a limited liability company under the laws of the State of Oklahoma. Any tax liability that is generated is passed through to the members. It is a registered broker/dealer which trades for its own account with no retail customers.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Securities owned are valued at market with offsetting adjustments reflected in operations. All securities consist of equities. Cost of the securities as of December 31, 2006 was $16,932 and fair market value was $9,693.

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets. The Company is treated as a partnership for income tax purposes. No provision for federal or state income taxes is made in the accompanying financial statements since a partnership is not subject to income taxes. The members are required to include their proportionate share of income in their own income tax returns.

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

For purposes of the statement of cash flows, the Company considers all cash and highly liquid debt instruments with maturities of three months or less when acquired to be cash equivalents with the exception of monies on deposit with the Company's clearing firm. Monies on deposit with the clearing firm are restricted.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the year, the Company paid management fees totaling $359,100 to its holding company.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had excess net capital of $98,437 as shown below. The aggregate indebtedness to net capital was .45 to 1.

Minimum capital required	$ 100,000
Net capital	198,437
Excess	$ 98,437

NOTE 5 - CONCENTRATION OF CREDIT

As of December 31, 2006, the Company had on deposit with its clearing firm $196,203. These monies are not covered by SIPC insurance. The Company also had accounts receivable due from the same clearing firm of $3,260. The Company owed the clearing firm $20,198. The net concentration of monies owed to the clearing firm by the Company as of December 31, 2006 was $22,206.

NOTE 6 – NOTES PAYABLE

As of December 31, 2006, the Company had a note payable to Citizens Bank of Edmond.

The note is for a Dodge truck. The loan was issued in June, 2005 in the amount of $21,159 with an interest rate of 5.990%. Monthly payments are due in the amount of $409.87. The maturity date is July, 2010. The principal balance as of December 31, 2006 was $15,645.46. Collateral for this obligation is the vehicle. Principal and interest due on this obligation for the next five years till maturity is as follows:

	Principal	Interest
2007	3,948.33	970.11
2008	4,233.77	684.67
2009	4,539.81	378.63
2010	2,923.55	70.78
Total	$ 15,645.46	$ 2,104.19

LEGACY TRADING CO., LLC
SUPPLEMENTAL INFORMATION RELATING
TO THE FINANCIAL STATEMENTS
December 31, 2006

STATEMENT RELATING TO THE EXEMPTIVE PROVISION OF RULE 15c-3-1.

The Company is exempt from Rule 15c-3-1 under paragraph (k)(2)(I). The Company does not receive funds or securities for customers.

STATEMENT OF INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-1.

The Company is exempt from the possession and control requirements of Rule 15c3-1 under paragraph (k)(2)(I). The Company had no customers' fully paid securities or excess margin securities that required possession or control, as defined under Rule 15c3-3, as of December 31, 2006.

LEGACY TRADING CO., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
COMPUTATION OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2006

Total equity from balance sheet	$	219,836
Deduct non-allowable assets		
Property and equipment		19,819
	$	200,017
Other deductions or allowable credits		
Accounts receivable and non-allowable inventory		-
Net capital before haircuts on security positions	$	200,017
Haircuts on securities		
Options		1,580
		1,580
Net capital	$	198,437
Minimum dollar net capital requirement of reporting broker/dealers		100,000
Excess or deficiency of net capital	$	98,437

LEGACY TRADING CO., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
RECONCILIATION OF AUDITED WITH UNAUDITED
COMPUTATIONS OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2006

Net capital per unaudited Focus Report	$	220,055
Adjustments to unaudited statements		(169)
Net capital per audited statements	$	219,886

LEGACY TRADING CO., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
RECONCILIATION BETWEEN AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2006

	Unaudited Statements	Adjustments	Audited Statements
Cash, Securities and Clearing Accounts	$ 242,806	$ -	$ 242,806
Property and equipment	18,325	-	18,325
	$ 261,130	$ -	$ 261,130
Current liabilities	$ 41,125	$ 169	$ 41,294
Members' capital	220,005	(169)	219,836
	$ 261,130	$ -	$ 261,130

CASEY J. RUSSELL CPA, INC.

3000 United Founders Blvd., Ste. 229
Oklahoma City, OK 73112
Telephone (405) 607-8743
Fax (405) 607-8744
E-Mail CaseyCPA@Hotmail.com **Member AICPA & OSCPA**

AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Legacy Trading Co., LLC
Oklahoma City, Oklahoma

In planning and performing our audit of the financial statements and supplemental schedules of Legacy Trading Co., LLC for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(I) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Legacy Trading Co., LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or (2) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against lost from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we note the following matter involving the control environment and its operation that we consider to be material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Legacy Trading Co., LLC for the year ended December 31, 2006 and this report does not affect our report thereon dated April 9, 2007.

> There was an inadequate segregation of duties among personnel involved in the accounting function due to the small size of the Company. Corrective action is not practical under the circumstances.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives except for the item noted above.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Cary J. Lundell CPA Inc.

April 9, 2007

END